UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Goldleaf Financial Solutions, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

38144H208
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
      [ x ]Rule 13d-1(b)
      [   ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.
38144H208


1.Names of Reporting Persons.
Continental Partners, L.P. *

I.R.S. Identification Nos. of above persons (entities only).
36-4316621

2. Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
      (a)

      (b)
3.SEC Use Only
4.Citizenship or Place of Organization
Illinois


			5.Sole Voting Power
				0
Number of
Shares
Beneficially	        6.Shared Voting Power
Owned by			1,624,100 common shares
Each Reporting
Person With		7.Sole Dispositive Power
      			        0
			8.Shared Dispositive Power
				1,624,100  common shares

9.Aggregate Amount Beneficially Owned by Each Reporting Person
1,624,100 common shares

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [   ]
Not Applicable

11.Percent of Class Represented by Amount in Row (9)
9.4% **

12.Type of Reporting Person (See Instructions)
PN

CUSIP No.
38144H208

1.Names of Reporting Persons.
Continental Advisors LLC *

I.R.S. Identification Nos. of above persons (entities only).
36-4290779

2. Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
      (a)

      (b)
3.SEC Use Only
4.Citizenship or Place of Organization
Delaware


			5.Sole Voting Power
				0
Number of
Shares
Beneficially	        6.Shared Voting Power
Owned by			1,694,800 common shares
Each Reporting
Person With		7.Sole Dispositive Power
      			        0
			8.Shared Dispositive Power
				1,694,800  common shares

9.Aggregate Amount Beneficially Owned by Each Reporting Person
1,694,800 common shares

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [   ]
Not Applicable

11.Percent of Class Represented by Amount in Row (9)
9.8% **

12.Type of Reporting Person (See Instructions)
IA, OO

CUSIP No.
38144H208

1.Names of Reporting Persons.
David P. Purcell *

I.R.S. Identification Nos. of above persons (entities only).


2. Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
      (a)

      (b)

3.SEC Use Only

4.Citizenship or Place of Organization
United States of America


			5.Sole Voting Power
				0

Number of
Shares
Beneficially	        6.Shared Voting Power
Owned by			1,694,800 common shares
Each Reporting
Person With		7.Sole Dispositive Power
      			        0

			8.Shared Dispositive Power
				1,694,800 common shares

9.Aggregate Amount Beneficially Owned by Each Reporting Person
1,694,800 common shares

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [   ]
Not Applicable

11.Percent of Class Represented by Amount in Row (9)
9.8% **

12.Type of Reporting Person (See Instructions
IN, HC

This Schedule 13G is being filed to report information about common stock of Goldleaf Financial Solutions, Inc. that may be deemed to be beneficially owned by Continental Partners, L.P., Continental Advisors LLC, and David P. Purcell. Mr. Purcell is the managing member of Continental Advisors LLC, an entity which serves as the general partner of Continental Partners, L.P.

Item 1.
(a)Name of Issuer:
Goldleaf Financial Solutions, Inc. (GFSI)

(b)Address of Issuer's Principal Executive Offices:
9020 Overlook Blvd Suite 300
Brentwood TN 37027

Item 2.
(a)Name of Person Filing:
Continental Partners, L.P.
Continental Advisors LLC
David P. Purcell as required by rule 13D-1(k)(1), exhibit A to this schedule 13G contains the joint filing agreement entered into by each of the persons filing this schedule 13G.

(b)Address of Principal Business Office or, if none, Residence:
The persons filing this schedule 13G share the same principal business address:
227 West Monroe Street Suite 5050
Chicago, IL 60606

(c)Citizenship:
Continental Partners, L.P. - Illinois
Continental Advisors LLC - Delaware
David P. Purcell - United States of America

(d)Title of Class of Securities:
Common Stock, $.01 par value (cusip: 38144H208)

(e)CUSIP Number:
38144H208

Item 3.If this statement is filed pursuant to S240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
Broker Dealer								        [ ]
Bank										[ ]
Insurance Company								[ ]
Investment Company							        [ ]
Investment Adviser	[Continental Advisors LLC]		                [x]
Employee Benefit Plan, Pension Fund, or Endowment Fund                 [ ]
Parent Holding Company/Control Person				                [ ]
Savings Association							        [ ]
Church Plan									[ ]
Corporation									[ ]
Partnership		[Continental Partners, L.P.]				[x]
Individual		[David P. Purcell]				        [x]
Other										[ ]

Item 4.Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:
Continental Partners, L.P.:             1,624,100 common shares
Continental Advisors LLC: 		1,694,800 common shares
David P. Purcell: 			1,694,800 common shares

(b)Percent of class:
Continental Partners, L.P.:                     9.4% of class **
Continental Advisors LLC:			9.8% of class **
David P. Purcell:				9.8% of class **


(c)Number of shares as to which the person has:
Continental Partners, L.P. (i)Sole power to vote or to direct the vote:
						0
Continental Partners, L.P. (ii)Shared power to vote or to direct the vote:
						1,624,100
Continental Partners, L.P. (iii)Sole power to dispose or to direct the
			    disposition of:
						0
Continental Partners, L.P. (iv)Shared power to dispose or to direct the
			    disposition of:
						1,624,100
(c)Number of shares as to which the person has:
Continental Advisors LLC (i)Sole power to vote or to direct the vote:
						0
Continental Advisors LLC (ii)Shared power to vote or to direct the vote:
						1,694,800
Continental Advisors LLC (iii)Sole power to dispose or to direct the
			    disposition of:
						0
Continental Advisors LLC (iv)Shared power to dispose or to direct the
			    disposition of:
						1,694,800
(c)Number of shares as to which the person has:
David P. Purcell (i)Sole power to vote or to direct the vote:
						0
David P. Purcell (ii)Shared power to vote or to direct the vote:
						1,694,800
David P. Purcell (iii)Sole power to dispose or to direct the disposition of:
						0
David P. Purcell (iv)Shared power to dispose or to direct the disposition of:
						1,694,800

Item 5.Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following [   ].
Not Applicable


Item 6.Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
David P. Purcell is the control person of Continental Advisors LLC and accordingly has filed this Schedule 13G pursuant to rule 13D-1(b)(ii)(G).

Item 8.Identification and Classification of Members of the Group.
	Not Applicable

Item 9.Notice of Dissolution of Group.
	Not Applicable

Item 10.Certification

      (b)The following certification shall be included if the statement is filed pursuant to S240.13d-1(c):
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Explanation of Responses:
*The reporting persons disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

**Based on 17,279,315 shares of common stock issued and outstanding as of October 31, 2007 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14,2007.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_____/s/ David P. Purcell____________February 1, 2008__________
David P. Purcell	 		Date
Signature of Reporting Person

Continental Advisors LLC
__By:/s/ David P. Purcell____________February 1, 2008_________
   David P. Purcell			Date
   Managing Member

Continental Partner, L.P.
__By:/s/ David P. Purcell____________February 1, 2008_________
   David P. Purcell			Date
   Managing Member, Continental Advisors LLC

Exhibit A
				AGREEMENT
The undersigned agree that this Schedule 13G dated February 1, 2008 relating to the Common Stock, par value $.01 of Goldleaf Financial Solutions, Inc. (GFSI) shall be filed on behalf of the undersigned.

_____/s/ David P. Purcell____________February 1, 2008__________
David P. Purcell	 		Date
Signature of Reporting Person

Continental Advisors LLC
__By:/s/ David P. Purcell____________February 1, 2008_________
   David P. Purcell			Date
   Managing Member

Continental Partner, L.P.
__By:/s/ David P. Purcell____________February 1, 2008_________
   David P. Purcell			Date
   Managing Member, Continental Advisors LLC